May 15, 2014

Dear Fellow Asanko Shareholders:

On behalf of your Board I wish to cordially invite you to attend the annual and special meeting of the holders of common shares of Asanko Gold Inc. to be held at Suite 1500 – Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia at 10:00 am (Vancouver time) on Thursday, June 19, 2014.

The Meeting will deal with the election of directors, appointment of auditors and the authorization to continue the Company’s incentive stock option plan which requires shareholders’ approval every three years under Toronto Stock Exchange rules. The latter housekeeping matter technically deems the meeting as “special”.

The accompanying Notice of Meeting and Management Information Circular provides a full description of the items to be considered and voted upon at the meeting.  We encourage you to take the time now to complete and return the enclosed form of proxy or voting instruction form by 10:00 AM (Vancouver time) on Tuesday, June 17, 2014 or any adjournment thereof to ensure that your shares will be voted at the Meeting in accordance with your instructions, whether or not you are able to attend in person. If you have any questions in regards to the meeting or require assistance with voting, please contact Laurel Hill Advisory Group toll-free at 1-877-452-7184 or via email at assistance@laurelhill.com.

The Board of Directors of the Company Recommends that Shareholders Vote FOR All Proposed Resolutions.  Your vote is important, regardless of the number of shares you own. Vote Your Shares Today.

Thank you for your continued support.

Yours truly,

Original signed “Peter Breese”

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Peter Breese

Director, President and CEO